Exhibit 99

Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 911 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS CONTINUES GROWTH IN GROSS REVENUE

  •
  Third quarter gross revenue 7% higher, organic growth increases 8%

  •
  Environment remains main growth market

  •
  Developments in the United States, Brazil and most European countries positive

  •
  Previously announced restructuring in the Netherlands is on schedule

  •
  Income 2004 at the same level as in 2003 (excluding non-recurring items)

ARNHEM, The Netherlands, November 10, 2004—ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD), the international consulting and engineering firm, today announced that it has realized an increase in gross revenue in the third quarter of 2004 of 7%, primarily driven by continued growth in the environmental market. Infrastructure activities also developed favorably in most countries. Net income from operations declined by 9%, mostly due to charges for the previously announced restructuring in the Netherlands. Without non-recurring items and exchange rate declines, net income from operations rose 7%. In the first nine months, gross revenue increased 9%, while net income from operations remained almost the same. The negative currency effect for that period was 3%. In July, a non-core activity was sold in the Netherlands, resulting in a book gain of €3.2 million. The restructuring in the Netherlands is being executed aggressively and continues on schedule. The necessary charge of €6.3 million has been taken entirely in the third quarter. On balance therefore, the third quarter figures include a non-recurring charge of €3.1 million.

Acquisition activity has continued to be utilized to improve the position of the firm. At the end of September, Profil was acquired in Poland. Profil has a strong position in the Polish infrastructure market which stands to benefit from future investments by European funds now that it is a European Union member. After the third quarter several acquisitions were completed in the United States. The acquisition of Bessent, Hammack & Ruckman (BHR) strengthens the infrastructure position in Florida—one of the fastest growing states in America. The recent acquisition of Construction Dynamics Group (CDG) and Lewis and Zimmerman Associates (LZA) serves to strengthen the position in program and construction management. Combined, these global acquisitions add €43 million in gross revenue and 380 employees.

Commenting on these developments, CEO Harrie Noy said: "Organic growth in the quarter was at a good level. Our successful GRiP® program and the expansion of services to multinational clients allowed us to realize considerable growth in the environmental market. The infrastructure market also looks favorable in most countries. In the buildings market, the policy to focus more on project management and facility management is yielding results. The sale of parts of the activities and the restructuring in the Netherlands has strengthened the focus on core business, and lays the basis for improved profitability in this market."

Key figures

	Third quarter			First nine months
Amounts × € 1 million, unless otherwise stated
	2004	2003	Δ	2004	2003	Δ
Gross revenue	221	207	7%	652	598	9%
Operating income1)	5.4	7.9	-/- 31%	22.3	22.7	-/- 2%
Net income from operations1)	4.6	5.1	-/- 9%	14.6	14.7	-/- 0%
Net income from operations per share (in EUR)2)	0.22	0.25	-/- 9%	0.71	0.72	-/- 0%

1)
Before goodwill amortization

2)
In 2004 based on 20.5 million shares outstanding (in 2003: 20.3 million).

Analysis

Third quarter

Excluding a negative currency effect of 3%, gross revenue increased 10%. The contribution from acquisitions, divestments and book gains on balance was 2%. The strong organic growth of 8% was partially attributable to projects with considerable subcontracting, mainly GRiP® and facility management. Net revenue (gross revenue minus subcontracting) grew organically by 5%. Organic growth of gross revenue was at a high level in most European countries, North America and Brazil. In the Netherlands, the decline is slowly ending, as gross revenue modestly increased organically, versus an organic decline of 6% in the first half of the year.

The 31% decline in operating income was mainly caused by non-recurring charges of, on balance, €3.1 million, as previously announced. Without these charges, operating income would have increased 9%, which includes organic growth of 4%. Net income from operations declined by 9%, mainly because of non-recurring effects. Because this also includes the tax-free book gain related to the sale of a part of the company, the effect on net income from operations is much smaller than on operating income.

First nine months

Gross revenue grew 9% in the first nine months, or 12% excluding currency effects. Acquisitions contributed 6% to gross revenues, while organic growth was 5%. The remaining 1% was caused by income from the sale of activities in the Netherlands.

Operating income declined 2%. This includes a non-recurring charge of €4.5 million. This charge is the combination of book gains on the sale of parts of the company and charges taken for restructuring of the Dutch operations. Including the charge taken in the first quarter for adjusting the overhead, total charges amounted to €8.5 million. This leads to costs savings worth €5 million annually. Excluding non-recurring items, operating income increased by 18%, mainly because of acquisitions. The one-off negative effect of non-recurring items on net income from operations was € 1.5 million.

Market developments

Starting with the third quarter 2004, the communications segment has been included in the other segments (particularly infrastructure). The figures mentioned below are related to gross revenue and, unless otherwise noted, discuss the first nine months of 2004 compared to the same period last year.

  •
  Infrastructure
  The 2% increase mainly came from acquisitions completed last year. Organically, activities declined 3% because of declining investments in the Netherlands and Germany. This was offset by continued growth in Belgium, France and Spain. Market recovery, also triggered considerable growth in Brazil and Chile. In the United States growth in the third quarter increased to 4%, and in support of the transportation sector, the federal government has extended the Transportation Equity Act (TEA 21) to April 2005.

  •
  Environment
  The third quarter saw continued growth. With 18% organic growth, environment remains the company's most important growth market. Although much of the growth came from the U.S., other countries, particularly England, contributed to growth with expansion of services to multinational clients playing a major role. In America, a GRiP® contract worth $43.5 million (including options) was won for remediation of former Reese Air Force Base in Lubbock, Texas, as part of an earlier framework contract with the Department of Defense.

  •
  Buildings
  The 45% growth mainly resulted from acquisitions that added project management and consultancy activities. Organically, activities grew 15%, particularly resulting from expansions in facility management in the Netherlands and growth in other European countries. Because of a shift of investments in the automotive industry to Asia, activities in the U.S. declined further.

Outlook

In the Dutch infrastructure market the shift from new construction to renovation and adjustments is slowly taking shape. Public-private partnerships may lead to additional investments in infrastructure. Expansion of trans-national European networks, for road as well as rail, offers significant opportunities. The strong position in the environmental market is an excellent starting point for further growth in this segment, while a refocus in the building segment to activities with higher added value should lead to margin improvement. Growth here should mainly come from economic recovery, program and construction management services, and outsourcing by companies of their facility management.

CEO Noy concluded: "The Dutch market is expected to start improving slowly in 2005. The restructuring in the Netherlands and the business outlook in the most important markets in which ARCADIS is active, form a solid basis for a healthy development. For 2004 we expect that excluding non-recurring items and barring unforeseen circumstances, net income from operations will come out at the same level as in 2003. The Dutch restructuring will have a one-off negative effect on net income from operations of, on balance, €1.5 million. It is expected that the measures taken will have a positive effect on operating income of €2 to €3 million as of 2005."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, environment and buildings. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten of ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl

—tables follow—

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME IN EUR

Amounts in millions, except per share amounts

Amounts in accordance with NL-GAAP

	Third quarter		First nine months
	2004	2003	2004	2003
Gross revenue	221.1	207.1	651.8	598.0
Materials, services of third parties	69.1	61.3	182.3	163.6

Net revenue	152.0	145.8	469.5	434.4
Operational cost	142.8	133.9	435.4	399.9
Depreciation	3.8	4.0	11.8	11.8

Operating income	5.4	7.9	22.3	22.7
Financing income/expenses net	(0.8)	(0.6)	(2.6)	(1.8)

Income before taxes	4.6	7.3	19.7	20.9
Taxes	(0.2)	(2.5)	(5.8)	(7.4)

Income after taxes	4.4	4.8	13.9	13.5
Income from non-consolidated companies	0.8	0.4	2.0	2.1

Group income after taxes	5.2	5.2	15.9	15.6
Minority interest	(0.6)	(0.1)	(1.3)	(0.9)

Net income from operations	4.6	5.1	14.6	14.7
Amortization goodwill	(0.6)	(0.3)	(1.7)	(0.6)

Net income	4.0	4.8	12.9	14.1
Net income per share 1)	0.19	0.23	0.63	0.69
Net income from operations per share	0.22	0.25	0.71	0.72
Number of shares outstanding (in thousands)	20,578	20,336	20,578	20,336

1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME IN US$

Amounts in millions, except per share amounts

Amounts in accordance with NL-GAAP

	Third quarter		First nine months
	2004	2003	2004	2003
Gross revenue	270.2	232.9	798.3	664.5
Materials, services of third parties	84.4	68.9	223.1	182.0

Net revenue	185.8	164.0	575.2	482.5
Operational cost	174.5	150.7	533.4	444.1
Depreciation	4.7	4.5	14.5	13.1

Operating income	6.6	8.8	27.3	25.3
Financing income/expenses net	(1.0)	(0.6)	(3.2)	(2.0)

Income before taxes	5.6	8.2	24.1	23.3
Taxes	(0.2)	(2.9)	(7.1)	(8.3)

Income after taxes	5.4	5.3	17.0	15.0
Income from non-consolidated companies	1.0	0.5	2.5	2.4

Group income after taxes	6.4	5.8	19.5	17.4
Minority interest	(0.8)	(0.1)	(1.6)	(1.1)

Net income from operations	5.6	5.7	17.9	16.3
Amortization goodwill	(0.6)	(0.3)	(2.0)	(0.6)

Net income	5.0	5.4	15.9	15.7
Net income per share 1)	0.24	0.26	0.77	0.77
Net income from operations per share	0.27	0.28	0.87	0.80
Number of shares outstanding (in thousands)	20,578	20,336	20,578	20,336
Dollar exchange rate 1st quarter EUR 1=		$1.25		$1.07
Dollar exchange rate 2nd quarter EUR 1=		$1.20		$1.13
Dollar exchange rate 3rd quarter EUR 1=		$1.22		$1.12
Dollar exchange rate 4th quarter EUR 1=				$1.19

1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONSOLIDATED BALANCE SHEET IN EUR

Amounts in millions

Amounts in accordance with NL-GAAP

	September 30, 2004	December 31, 2003
ASSETS
Fixed assets *)	101.0	98.7
Current assets	284.5	248.6

TOTAL	385.5	347.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	197.7	153.5
Long term debt	12.4	29.7
Provisions	24.4	20.0
Total equity	151.0	144.1

TOTAL	385.5	347.3

*) Including capitalized goodwill	38.0	38.2

CHANGES IN SHAREHOLDERS' EQUITY IN EUR Amounts in accordance with NL-GAAP	2004	2003
Shareholders' equity at January 1	136.6	134.6
Changes:
Net income current year	12.9	14.1
Options exercized	1.5	0.2
Dividend 2003	(9.6)	(9.6)
Exchange rate differences	1.0	(6.1)
Other changes	—	0.3

Shareholders' equity at balance sheet date	142.4	133.5

ARCADIS NV

CONSOLIDATED BALANCE SHEET IN US$

Amounts in millions

Amounts in accordance with NL-GAAP

	September 30, 2004	December 31, 2003
ASSETS
Fixed assets *)	125.3	124.6
Current assets	353.0	314.0

TOTAL	478.3	438.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	245.3	193.8
Long term debt	15.4	37.6
Provisions	30.3	25.2
Total equity	187.3	182.0

TOTAL	478.3	438.6

*) Including capitalized goodwill	47.1	48.2
Calculated with US dollar rate of EUR 1.00 =	$1.24	$1.26

CHANGES IN SHAREHOLDERS' EQUITY IN US$ Amounts in accordance with NL-GAAP	2004	2003
Shareholders' equity at January 1	172.4	142.0
Changes:
Net income current year	15.9	15.7
Options exercized	1.8	0.2
Dividend 2003	(11.7)	(11.0)
Exchange rate differences	(1.8)	8.4
Other changes		0.3

Shareholders' equity at balance sheet date	176.7	155.6

ARCADIS NV

CONSOLIDATED CASH FLOW STATEMENT in EUR

Amounts in millions

Amounts in accordance with NL-GAAP

	First nine months
	2004	2003
Net income	12.9	14.1
Depreciation and amortization	13.5	12.4

Gross cash flow	26.4	26.5
Net working capital	(18.1)	(16.1)
Other changes	(0.2)	0.3

Total operational cash flow	8.1	10.7
Investments (net) in:
(In)tangible fixed assets	(7.6)	(10.4)
Acquisitions/divestments	1.2	(23.7)
Financial assets/divestments	(0.4)	(2.3)
Total financing activities	5.8	(8.2)

Change in cash and equivalents	7.1	(33.9)

ARCADIS NV

CONSOLIDATED CASH FLOW STATEMENT in US$

Amounts in millions

Amounts in accordance with NL-GAAP

	First nine months
	2004	2003
Net income	15.9	15.7
Depreciation and amortization	16.5	13.8

Gross cash flow	32.4	29.5
Net working capital	(22.5)	(18.7)
Other changes	(0.3)	0.3

Total operational cash flow	9.6	11.1
Investments (net) in:
(In)tangible fixed assets	(9.4)	(12.1)
Acquisitions/divestments	1.5	(27.6)
Financial assets/divestments	(0.5)	(2.7)
Total financing activities	7.7	(8.2)

Change in cash and equivalents	8.9	(39.5)